UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HEMOBIOTECH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42368P102 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 5 pages

CUSIP NO. 42368P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

TEXAS TECH UNIVERSITY SYSTEM [I.R.S. Identification No. Not Applicable]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
Not Applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

814,585
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

814,585
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

814,585
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.8%
12	TYPE OF REPORTING PERSON*

OO

Page 2 of 5 pages

Item 1	(a).	Name of Issuer:

HEMOBIOTECH, INC.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

14221 DALLAS PARKWAY, SUITE 1400 DALLAS, TEXAS 75254

Item 2	(a).	Name of Person Filing:

TEXAS TECH UNIVERSITY SYSTEM

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Box 42007 1901 University, Suite 301A Lubbock, Texas 79409-2007

Item 2	(c).	Citizenship:

Texas

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

42368P102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 3 of 5 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

814,585 Shares

(b) Percent of class:

5.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

814,585

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

814,585

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXAS TECH UNIVERSITY SYSTEM

Date: May 18, 2006	By:	/s/ Lance Anderson
	Name:	Lance Anderson
	Title:	Managing Director, Office of Technology Transfer and Intellectual Property

Page 5 of 5 pages